    As Filed with the Securities and Exchange Commission on February 19, 1998

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 3 AND FINAL AMENDMENT)


                           ENEX RESOURCES CORPORATION
                            (Name of Subject Company)

                          MIDDLE BAY OIL COMPANY, INC.
                                   (Purchaser)

                          COMMON STOCK, $.05 PAR VALUE
                         (Title of Class of Securities)

                                    292744208
                      (CUSIP Number of Class of Securities)

                           JOHN J. BASSETT, PRESIDENT
                          MIDDLE BAY OIL COMPANY, INC.
                             1221 LAMAR, SUITE 1020
                              HOUSTON, TEXAS 77010
                                 (713) 759-6808
          (Name, Address and Telephone Number of Persons Authorized to
           Receive Notices and Communications on Behalf of Purchaser)

                                   Copies to:

                          H. Grady Thrasher, III, Esq.
                       Thrasher, Whitley, Hampton & Morgan
                       Five Concourse Parkway, Suite 2150
                             Atlanta, Georgia 30328
                            Telephone: (770) 804-8000

    ------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
    ------------------------------------------------------------------------
    Transaction Valuation*                              Amount of Filing Fee**
    ---------------------                               --------------------
          $15,960,480                                           $3,192
    ------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation represents the purchase of 1,064,032 shares of Common Stock, par value $.05 per share, of Enex Resources Corporation for $15.00 net per share in cash.
**  1/50th of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

  AMOUNT PREVIOUSLY PAID:    Not applicable    FILING PARTY:  Not applicable
  FORM OR REGISTRATION NO.:  Not applicable    DATE FILED:    Not applicable


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1)  Name of Reporting Person   MIDDLE BAY OIL COMPANY, INC.
                            ---------------------------------------------------
    I.R.S. Identification No. of Above Person  63-1081013
                                             ----------------------------------
2)  Check the Appropriate Box if a Member of a Group (see instructions)

    [ ] (a)
           --------------------------------------------------------------------
    [ ] (b)
           --------------------------------------------------------------------

3)  SEC Use Only
                ---------------------------------------------------------------

4)  Sources of Funds (see instructions)   BK, WC
                                       ----------------------------------------
5) [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).

6)  Citizenship or Place of Organization   Alabama
                                        ---------------------------------------

7)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,064,032
                                                                ---------------

8) [ ] Check if the Aggregate Amount in Row 7 Excludes Certain Shares (see instructions).

9)  Percent of Class Represented by Amount in Row 7    79.2
                                                   ----------------------------

10) Type of Reporting Person (see instructions)    CO
                                               --------------------------------

         This Amendment No. 3, the final amendment (this "Final Amendment"), amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on February 19, 1998, as amended ("Schedule 14D-1"), by Middle Bay Oil Company, Inc., an Alabama corporation ("Purchaser"). Schedule 14D-1 and this Amendment relate to a tender offer by Purchaser for all of the outstanding shares of common stock, $.05 par value (the "Shares"), of Enex Resources Corporation, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 19, 1998, as amended (the "Offer to Purchase"), and the related Letter of Transmittal, as amended (which, together, constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase.


ITEM 4.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 4 is hereby amended and supplemented as follows:

         (a)-(b) Purchaser has secured a new $100 million revolving credit facility with Compass Bank, a Texas state chartered banking institute, as agent and a lender, and with the Bank of Oklahoma, National Association, as a lender (the "Credit Facility"). A copy of the Credit Agreement effectuating the Credit Facility is attached hereto as Exhibit (b)2 and is incorporated herein by reference. The Credit Facility closed and was funded on March 27, 1998 contemporaneously with Purchaser's tender of payment for the Shares tendered and not withdrawn under the Offer. A copy of the press release announcing the new Credit Facility is attached hereto as Exhibit (a)(10) and incorporated herein by reference.


ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 6 is hereby amended and supplemented as follows:

         (a)-(b) The Offer expired at 12 midnight, Houston, Texas time, on Friday, March 20, 1998. Based on information provided by the Depositary, there were validly tendered and not withdrawn 1,064,032 Shares of Enex's common stock (including Shares tendered by means of guaranteed delivery), or approximately 79.2% of the total Shares issued and outstanding. On March 27, 1998, all validly tendered and not withdrawn Shares were accepted for payment. Press releases issued by Purchaser on March 23, 1998 and April 1, 1998 announcing the expiration of the Offer and acceptance of validly-tendered Shares not withdrawn are attached hereto as Exhibits (a)(9) and (a)(10) and are incorporated herein by reference.

ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS

         Item 11 is hereby amended by adding the following exhibits:

         (a)(8)   Press release issued by Purchaser on March 16, 1998

         (a)(9)   Press release issued by Purchaser on March 23, 1998

         (a)(10)  Press release issued by Purchaser on April 1, 1998

         (b)(2) Credit Agreement between Middle Bay Oil Company, Inc. and Enex Resources Corporation, as Borrower, and Compass Bank, as Agent and a Lender, Bank of Oklahoma, National Association, as a Lender, and the Other Lenders Signatory Hereto dated March 27, 1998





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                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Dated:  April 9, 1998

                                         MIDDLE  BAY  OIL  COMPANY,  INC.



                                      By: /s/ John J. Bassett
                                         ---------------------------------------
                                               John J. Bassett, President